UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P E
4/30/02

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended April 2002 File No. 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1. Press Release: April 24, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

May 2, 2002
Date

By: ______________________
Glen J. Indra, President

STARFIELD RESOURCES INC.

PRESS RELEASE

April 24, 2002

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400Fax: (604) 608-0344
Toll Free: (877) 233-2244 email: info@starfieldres.com website: starfieldres.com

#SRU-03-02

SRU.CDNX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

• CONFIRMATION ASSAYS INCREASE PLATINUM AND RHODIUM UP TO 30%

• HOLE FL02-101W-1 EXTENDS BIOTITE ALTERATION ZONE

Starfield Resources has recently received confirmation assays for a high-grade palladium-platinum-rhodium intersection (reported October 3, 2001) in drill hole FL01-101. This higher-grade platinum group (PGE) interval located several meters above the main West Zone nickel-copper-palladium-platinum bearing massive sulphides is hosted by a distinct, fine-grained biotite-rich horizon containing no sulphide mineralization. Petrographic (laboratory) studies have identified the PGE host minerals to be kotulskite (a palladium-tellurium-bismuth mineral) and sperrylite (a platinum-arsenide mineral). Kotulskite and moncheite have also been identified as the principal host minerals for PGE enrichment within the main Ferguson Lake massive sulphide system. Assay results for the PGE horizon are summarized in the accompanying table.

Original Assay Results

Sample No.	Interval (meters)	Length (meters)	Pt (g/t)	Pd (g/t)	Rh (g/t)	METHOD
467188 (original)	962.28-962.63	0.35	26.71	103.00	2.74	Fire assay – silver inquart
Check (original)			35.03	105.64	N/A	

Confirmation Assay Results

Re-assay No. 1			34.51	104.64	3.68	Fire assay – gold inquart
Re-assay No. 2			29.58	101.20	3.53	Fire assay – gold inquart
Re-assay No. 3			31.63	101.04	3.61	Fire assay – gold inquart
Re-assay No. 4			32.09	101.30	3.22	Fire assay – gold inquart
RE-ASSAY AVERAGE			**31.95**	**102.05**	**3.51**	**Fire assay – gold inquart**

These results, verifying the PGE content of the no-sulphide horizon, are part of a comprehensive assessment of analytical procedures on behalf of Starfield by S. Bruce Ballantyne, consulting geochemist. Further analysis of the overall PGE content, utilizing a second ISO 9002 accredited laboratory, is ongoing by Bruce Ballantyne in consultation with Dr. N.C. Carter, P.Eng., the Company's independent consulting engineer.

Investigation to determine the orientation of the high grade PGM zone is the focus of the current drilling program which got underway in late March. Hole FL01-101 was re-entered and a wedge was set at a depth of 754 meters or 208 meters uphole from the zone of interest.

This first wedge hole (FL02-101W-1) was recently completed to a depth of more than 1,020 meters and intersected two zones of biotite alteration within the host gabbro unit. The first of these 0.70 meters from 957.55 and 958.35 meters consists of 1 mm to 5 cm stringers and 5 to 10 cm clots of relatively coarse-grained, black biotite alteration within gabbro intercepted 3.7 meters above a 1 meter interval of massive and stringer sulphides. The second distinctive alteration zone is developed over a core length of 0.60 meters from 971.00 and 971.60 meters and is bracketed by massive and stringer sulphides. It includes several 0.5 to 2 cm wide stringers of fine-grained brown biotite which cut the gabbro at high angles to the core surface. **These intercepts are similar in appearance to the original biotite-PGM zone located in hole FL01-101.** Down-hole directional surveys indicate that the biotite alteration zones intersected in this first wedge cut are located between 10 and 12 meters east of the high grade biotite PGM zone intersected FL01-101.

A second wedge hole, designed to test the biotite-rich zone west of the original hole, is currently underway. Selected intervals from hole FL02-101W-1 have been sampled and assay results will be published when received by the Company.

On behalf of the Board of Directors

"Glen Macdonald"

Glen Macdonald, P.Geol., Director